UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on October 25, 2024, entitled "Notifiable trading".

Notifiable trading

A close associate of a primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has purchased shares in Equinor ASA:

Tocaba AS, a close associate of board member Tone Hegland Bachke, has on 25 October 2024 purchased 2000 shares in Equinor ASA at a price of NOK 276.76 per share.

Details of the purchase of shares are set forth in the attached notification.

This information is subject to disclosure obligations pursuant to the EU Market Regulation, cf. section 3-1 in the Norwegian Securities Trading Act, and section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: October 25, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer